Norsat International Inc.	Management Discussion & Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

Three and Six Months Ended and as at June 30, 2011

(Expressed in US dollars)

Norsat International Inc.	Management Discussion & Analysis

Table of Contents

1.0 INTRODUCTION	3

2.0 BUSINESS OVERVIEW	4
2.1 OVERVIEW OF THE BUSINESS	4
2.2 COMPANY PRODUCTS AND SERVICES	4
2.3 MARKETS AND TRENDS	7
2.4 STRATEGY	10

3.0 2011 QUARTERLY REVIEW	12
3.1 NON-IFRS MEASUREMENTS	12
3.2 SELECTED FINANCIAL INFORMATION	14
3.3 COMPANY HIGHLIGHTS	14
3.4 OPERATIONAL OVERVIEW	15
3.5 RESULTS OF OPERATIONS	18
3.6 SUMMARY OF QUARTERLY RESULTS	22
3.7 ACQUISITION OF SINCLAIR	23
3.8 LIQUIDITY AND FINANCIAL CONDITION	24
3.9 CAPITAL RESOURCES	26
3.10 CONTRACTUAL OBLIGATIONS	28

4.0 OUTLOOK	29

5.0 OFF BALANCE SHEET ARRANGEMENTS	29

6.0 TRANSACTIONS WITH RELATED PARTIES	29

7.0 PROPOSED TRANSACTIONS	29

8.0 CRITICAL ACCOUNTING ESTIMATES	30

9.0 CONVERSION TO IFRS	36

10.0 FINANCIAL INSTRUMENTS AND RISK EXPOSURES	45

11.0 OUTSTANDING SHARE DATA	46

12.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS	46
12.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS	47
12.3 RISKS ASSOCIATED WITH THE VALUE OF SHARES	49
12.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE	49

13.0 DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	49

Norsat International Inc.	Management Discussion & Analysis

1.0  Introduction

The following management discussion and analysis of Norsat International Inc. (“Norsat” or “the Company”) as of August 9, 2011 should be read in conjunction with the unaudited interim consolidated financial statements for the three and six month period ended June 30, 2011, and related notes included therein, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”). All amounts following are expressed in United States Dollars unless otherwise indicated.

Additional information relating to the Company including the Company’s most recent Annual Information Form may be found at www.sedar.com.

Forward Looking Statements

The following discussion and analysis of the financial conditions and results of operations contains forward-looking statements concerning anticipated developments in the Company's operations in future periods, the adequacy of the Company's financial resources and other events or conditions that may occur in the future. Forward-looking statements are frequently, but not always, identified by words such as "expects," "anticipates," "believes," "intends," "estimates,", "predicts," "potential," "targeted," "plans," "possible" and similar expressions, or statements that events, conditions or results "will," "may," "could" or "should" occur or be achieved. These forward-looking statements include, without limitation, statements about the Company's market opportunities, strategies, competition, expected activities and expenditures as the Company pursues its business plan, the adequacy of the Company's available cash resources and other statements about future events or results. Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, such as business and economic risks and uncertainties. The Company's forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made. Consequently, all forward-looking statements made in this discussion and analysis of the financial conditions and results of operations or the documents incorporated by reference are qualified by this cautionary statement and there can be no assurance that actual results or developments anticipated by the Company will be realized. Some of these risks, uncertainties and other factors are described herein under the heading "Risks and Uncertainties" and in the most recent Annual Information Form under the heading "Risk Factors". For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

Norsat International Inc.	Management Discussion & Analysis

2.0  Business Overview

2.1 Overview of the Business

Norsat is a leading provider of communication solutions that enable the transmission of data, audio and video in remote and austere environments. Norsat's products and services include microwave components, portable satellite systems, antennas, RF conditioning products, maritime solutions, wireless network solutions, and equipment financing.  Through its Sinclair Division, Norsat is a leading provider of antenna and radio frequency conditioning products, systems and coverage solutions for public safety, defense and private wireless networks.  Norsat also provides engineering consulting to meet customers’ specific needs.

The Company’s business operates primarily through three business segments – Microwave Products, Satellite Solutions and Antenna and Radio Frequency Conditioning Products (Sinclair Division).  The Company also has three additional segments which have limited activity – Maritime Solutions, Wireless Networks, and Norsat Capital.

Norsat’s common shares trade on The Toronto Stock Exchange under the ticker symbol ‘NII’ and on the OTC Bulletin Board (“OTCBB”) under the ticker symbol ‘NSATF’.

2.2 Company Products and Services

Microwave Products

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (“LNBs”), transmitters (“BUCs”), transceivers, solid-state power amplifiers (“SSPAs”) and other customized products.

Norsat is a leader in its microwave products markets.  The Company has developed a reputation for quality, reliability and innovation through more than three decades of participation in the business.  Management believes that the Company has the largest market share of any of its competitors in this space.  Under normal business conditions, the overall market tends to demonstrate steady but moderate annual growth.

Satellite Solutions

Satellite Solutions, established in 2003, provides rapidly deployable connectivity over satellite links, where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekkerTM, Rover and OmniLinkTM satellite systems.

The GLOBETrekkerTM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile. Examples of such users include Special Forces, emergency first responders, business continuity managers, search and rescue personnel and journalists.

Norsat International Inc.	Management Discussion & Analysis

The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. The Norsat Rover offers a complete terminal that is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat is an early entrant into the portable satellite systems market.  The Company believes its technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM, and the Company believes they are therefore unsuitable for the markets the Company is targeting.  Because the ultra-portable category is still in early development stages, market share data is not readily available.

Antenna and RF Conditioning Products (Sinclair Division)

The Antenna and Radio Frequency Conditioning Products (“Sinclair”) has over 2,000 different products including Base Station Antennas, Mobile/Transit Antennas, Covert Antennas, Filters, Receiver Multicouplers, and Accessories.  Sinclair’s systems engineers are experienced in custom designing complete systems based on the customer’s unique needs. With a strong focus on R&D and continuous product enhancements, Sinclair continues to expand its product offerings and improve existing designs to better serve its customers.  Sinclair’s two main product lines are antennas and filters.

Antenna

Over the years, Sinclair has developed an exceptionally broad range of antennas, especially in the frequency bands allocated to public safety, military and mobile radio applications. Some of these frequencies are currently being “re-farmed” – re-allocated to new applications by governing bodies such as the FCC in the U.S. and Industry Canada. This “re-farming” of frequencies creates new demand, which Sinclair can satisfy through relatively minor modifications to existing products.

Sinclair currently manufactures several lines of omni-directional, yagi and panel dipole antennas covering the 30 MHz to 1900 MHz bands. The family of collinear omni-directional antennae has a strong reputation with private mobile radio operators who use these antennas to provide coverage solutions. Sinclair was instrumental in developing low passive inter-modulation (“PIM”) antennas preserving its leadership position in this area.

Filters

Sinclair also has an extensive portfolio of RF filter products used to optimize the performance of antenna systems including cavity filters, transmitter combiners, duplexers, isolators, circulators and receiver multi-couplers.  Its filter product line is based on standard cavity and combline resonator technologies as well as very small high-performance filters using cross-coupled technology.

Norsat International Inc.	Management Discussion & Analysis

Remote Networks

The Remote Networks segment was established in 2008 and develops, markets and deploys wireless communications systems that address a customer’s need to solve connectivity challenges covering an area larger than Wi-Fi solutions.  These solutions are specific technology agnostic and can be based on different protocols such as Worldwide Interoperability for Microwave Access (“WiMAX”), LTE and/or 4G. These technologies can enable the delivery of “last mile” wireless broadband access as an alternative to cable or DSL and in some instances mobile communications. A typical wireless network presents as a hybrid of cellular and cable/DSL networks with radio towers (“BTS”) broadcasting the wireless signal to modem devices (“CPE”) at customer locations. When combined with satellite communications as a backhaul connection, WiMAX allows operators to deploy a cost effective broadband offering into the under serviced regions of the world. The Company is exploring the different alternatives available to leverage its technology into this area. As at June 30, 2011, the Company has not recognized any revenues from Remote Networks.

Maritime Solutions

Norsat also announced its entry into the marine satellite business in 2008. Maritime systems provide broadband connectivity over satellite for industries that operate in a marine environment.  Examples of the industries that utilize satellites for communications and connectivity include fishing, recreational boating, and oil and gas. The Company continues to explore the different alternatives available to leverage its technology into this area and to date has recorded approximately $0.3 million of revenues for the three months ended June 30, 2011 (2010 - $0.1 million) and $0.4 million of revenues for the six months ended June 30, 2011 (2010 - $0.2 million).

Norsat Capital

Norsat established Norsat Capital in 2009, a financial arm to enable customers and potential clients the option of leasing or renting Norsat’s equipment as well as making select strategic investments. The creation of Norsat Capital was a direct result of the improved capital structure which can now afford it to offer more financing options on its products as well as select investments to benefit shareholder value. To date there has been minimal volume in this line of business.

Norsat International Inc.	Management Discussion & Analysis

2.3  Markets and Trends

Satellite-based Communications - Markets

Satellite-based communications includes Norsat’s Microwave Products, Satellite Solutions, Maritime Solutions and Remote Networks products.  These products employ satellites that are orbiting the earth to transmit and receive content. The Company’s equipment interoperates with satellites that orbit the earth at the same speed that the earth rotates. The satellite thus appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. The Company’s equipment has been standardized so that it can operate on most satellites, without further customization. The products permit users to establish a broadband communications link (up to 10 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

The satellite industry continues to see increased demand, primarily driven by the backlog of satellite launches, across all sectors of the market including the commercial and military markets. The Company’s products operate primarily on widely deployed commercial Ku-band satellites.  However, some products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Radio Frequency based Communications - Markets

Sinclair focuses on radio frequency based communications.  Sinclair designs and manufactures antenna and filter products for public safety and private wireless networks including fixed and mobile antennas, filters, receiver multi-couplers, transmitter combiners and complete antenna systems constructed from these elements. The Company’s products enjoy a reputation for high quality, reliability and durability.  Sinclair’s products are used primarily by the Private Mobile Radio (“PMR”) industry and specifically to the following industry segments:

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Public sector and military network operators, including several police forces, military and paramilitary organizations (such as the Coast Guards and Navies), and a large set of ambulance and fire dispatch services;

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Private Sector Networks including rail, ground and air transportation networks used by natural resource, utility, taxi, trucking, and construction companies as well as other dedicated network operators, generally served through an extensive set of dealers specializing in radio systems;

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Mobile radio, public safety, military, cellular, aviation and heavy transport industries; and

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OEMs.

Operating in the 30 MHz to 1.9 GHz frequency range Sinclair is well established globally.  Sinclair antennas and filters are key integral components of wireless communications networks - controlling, enhancing and propagating radio frequency signals associated with these systems.  In general, Sinclair’s products can support voice, data and video transmission.

Norsat International Inc.	Management Discussion & Analysis

Management believes that a number of industry trends are influencing demand for the Company’s products.  Specific trends include the following:

Satellite-Based Communications- Trends

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There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.

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As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure. Demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

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In the era of 24 hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

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Major media are experiencing competition from alternative news sources that typically make content available over the internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

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The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are considered vitally important.

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Major organizations that have global operations are increasingly aware of, and planning for natural or man-made crisis events. Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure as part of their contingency or emergency action plans.

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A number of large scale disasters in recent years have instilled the importance of the ability of first responders to establish rapid communications links to coordinate recovery efforts.

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Experience with information technology and communication equipment in recent decades has conditioned users generally to expect such hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

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Applications of satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

Norsat International Inc.	Management Discussion & Analysis

Radio Frequency Based Communications - Trends

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Communication networks for public, national security, natural resource management communications systems, and specialized network applications are constantly in demand, in particular mobile wireless communication systems.

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Limited availability of licensed and unlicensed frequencies is causing governments to re-assign spectrum for public safety networks.  As an example, US Broadcasters were recently required to vacate the 700 MHz frequency band to allow spectrum for new public safety networks.

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Demand by mobile radio users for more radio channels is causing network operators to reduce channel spacing and increase demand for filter products.

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Large competitors are more focused on the larger cellular market and appear to be reducing investment in new product development for the PMR market.

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OEMs are driving greater efficiencies and bargaining power by favouring fewer vendors with a broad product portfolio.

Norsat International Inc.	Management Discussion & Analysis

2.4 Strategy

Lead in providing communications solutions

Norsat’s mission is to become a leading provider of communications solutions for remote and austere regions of the world.  Norsat’s primary value proposition is rooted in its longevity and reputation for quality, which is highly successful when dealing with projects in remote and austere parts of the world. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after sales support infrastructure.  In addition, the Company has a track record of introducing innovative new products to the satellite, antenna and radio frequency conditioning industries, which it plans to continue. With a strong financial base, the Company is seeking to assemble more products in the next year than in prior years to retain market share in the microwave, satellite, antennae and radio frequency conditioning businesses.  These attributes will remain core elements of Norsat’s strategy, and in fact they form the foundation on which the Company intends to grow in an organic manner.  Although pricing has improved, it continues to remain an issue due to continued global economic weaknesses, resulting in a competitive market for obtaining contracts.

Pursue acquisition opportunities

The Company is pursuing and constantly revisiting acquisition opportunities that would be accretive to shareholders.

Most recently in January 2011, the Company acquired Sinclair Technologies Holdings Inc. (“Sinclair”), a private company that is a leading provider of antenna and radio frequency conditioning products, based in Aurora, Ontario.

The Company believes the acquisition of Sinclair complements the Company’s core businesses and supports the Company’s goal of becoming a premium provider of broadband communication solutions for remote and austere regions. It is expected that Sinclair will help diversify the Company’s markets into the commercial space and into the municipal government level. Sinclair products are being used all over the world and many are located in the harshest of environments. Many of Sinclair’s customers, like Norsat’s, have become accustomed to relying on the delivery of superior products that can withstand severe elements along with offering up the latest technologies and being able at times to provide customized solutions. In addition, management believes that combining forces with Sinclair may create opportunities to cross sell its customer base, resell Sinclair’s products using its Microwave division, potentially have target design antennas for our maritime and wireless divisions, and expose Sinclair’s products to its relationships in Europe and the military markets.

Continue to provide innovative products

Norsat plans to continue to invest in research and development to maintain its status as “best in class.”  R&D efforts will be directed toward enhancing existing product lines and introducing new products.    Management believes that the development of new products within their products divisions will keep the Company on the cutting edge, attract new business as well as develop new market verticals.  The Company also plans to pursue opportunities to cross-sell its newer product lines to its existing customer bases.

Norsat International Inc.	Management Discussion & Analysis

Expand into new markets and provide a breadth of solutions to its existing customers

The Company’s long-term objectives include entering new or strengthening our reach into geographic markets, broadening its customer base, and expanding into new market verticals.  Another component of the Company’s growth strategy is to expand the breadth of solutions it provides to each customer.  Currently, the vast majority of the Company’s revenues are a result of the hardware and systems it manufactures. Management believes there are a number of opportunities to provide ancillary services and third-party hardware components with its core products.  Customers especially in remote and austere regions would benefit from an “end-to-end solution provider” approach and be able to secure communication requirements from a single vendor.  Customers would be assured that all of the elements of its communications solution are configured to work well together, and that Norsat would be able to provide comprehensive support.  The Company would benefit from stronger customer relationships, that will result in increases in the average sale, and in the long-term develop a stable recurring revenue stream.

The Company continues to actively evaluate various technologies and commercial applications that would best complement its current suite of product and service offerings in order to enable it to become a leading connectivity solutions provider for remote and austere regions of the world.

Norsat is seeking out initiatives in remote and austere regions of the world where it can offer its expertise by solving communications problems and logistics. Norsat plans on leveraging its secure and reliable products along with its experience on how to better serve these markets, to give the customer the best value for performance. As Norsat establishes more initiatives in the remote and austere regions of the world, our goal is that many of these regions will have scalable opportunities and will rely on Norsat to assist in further build outs or expansion projects.

Grow its business to existing customers

The Company sells most of its microwave components and portable satellite systems, other than those bound for the US Government, through resellers.  Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force with a few exceptions.  Due to successful deployments with the US Government, additional militaries and governments around the world have become customers of Norsat.  Demand still exists in the Satellite systems division, especially from global militaries.  In addition, the Company is seeing higher volume of request for proposals (“RFPs”) as well as the RFPs themselves being higher in terms of dollar quantities. While management views these improvements as major successes, gauging when these RFPs will be awarded and converted into revenues remains challenging as the timing of when RFPs are awarded is determined by the customers and not the Company.

The Company also sells its Antenna and Radio Frequency Conditioning Products to approximately 1,800 distinct customers.  The Company markets these products in North America through a direct sales force, OEMs, distributors and manufacturer representatives.   In Europe, Middle East and Africa its products are sold through a direct sales force, OEMs, and system integrators.  The Company will continue to use these sale channels and will pursue opportunities to cross-sell these products to customers within all of its divisions.

Continue to focus resources prudently

The Company continues to strategically focus its resources.  Norsat has been fiscally prudent with regards to expenses.  While it seeks growth opportunities, management continues to review opportunities for strategic cost cutting measures.

Norsat International Inc.	Management Discussion & Analysis

3.0  2011 Quarterly Review

In February 2008, the Canadian Accounting Standards Board announced the adoption of IFRS for publicly accountable enterprises in Canada effective January 1, 2011. The unaudited interim consolidated financial statements for the three months ended March 31, 2011 were Norsat’s first financial statements prepared under IFRS. Section 9 includes the significant accounting policies that were adopted under IFRS and a reconciliation of the January, 1, 2010 Canadian GAAP statement of financial position to IFRS. In accordance with the transition rules, the Company retroactively applied IFRS to its comparative data.

3.1 Non-IFRS Measurements

The following are non-IFRS measurements and investors are cautioned not to place undue reliance on them and are urged to read all IFRS accounting disclosures presented in the unaudited consolidated financial statements accompanying notes for the three and six months ended June 30, 2011.

EBITDA

This non-IFRS measure is used by the Company to manage and evaluate operating performance.  The non-IFRS measurements are reconciled to IFRS in the table below:

Note

1 EBITDA refers to earnings before interest, taxes, depreciation, amortization, reorganization costs and foreign exchange. EBITDA is a non-IFRS performance measure. We believe that, in addition to net (loss) / earnings, EBITDA is a useful complementary measure of pre-tax profitability and is commonly used by the financial and investment community for valuation purposes.  However, EBITDA does not have a standardized meaning prescribed by IFRS. Investors are cautioned that EBITDA should not be construed as an alternative to net (loss) / earnings determined in accordance with IFRS as an indicator of performance or to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. Our method of calculating EBITDA may differ from the methods used by other entities and, accordingly, our EBITDA may not be comparable to similarly titled measures used by other entities.

Norsat International Inc.	Management Discussion & Analysis

EBITDA for the three months ended June 30, 2011 decreased to $0.5 million compared to $0.9 million earnings in 2010 as a result of $0.9 million in EBITDA from the newly acquired Sinclair Division which was offset by $0.4 million in EBITDA loss on existing Norsat divisions resulting primarily from a decline in Satellite Solutions sales as well as $0.2 million of inventory writedowns related to obsolete inventory held by the Company.

EBITDA for the six months ended June 30, 2011 remained consistent at $1.5 million compared to $1.6 million in 2010, however, $1.8 million in EBITDA attributes to the newly acquired Sinclair Division while $0.3 million in EBITDA loss attributes to existing Norsat divisions primarily attributable to the decline in Satellite Solutions sales.

Working Capital

The Company uses working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes monitoring working capital items assists in assessing the efficiency of allocation of short term financial resources. Working Capital is calculated by subtracting current liabilities from current assets.

Current Ratio

Current Ratio is a non-IFRS measure that does not have a standardized meaning and may not be comparable to a similar measure disclosed by other issuers. Management believes monitoring the current ratio assists in assessing the liquidity health of the Company. Current Ratio is defined as current assets divided by current liabilities.

Norsat International Inc.	Management Discussion & Analysis

3.2 Selected Financial Information

3.3 Company Highlights

The following are highlights for the six months ended June 30, 2011:

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Norsat appointed Mr. Fabio Doninelli as Chairman.

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Norsat acquired Sinclair Technologies Holdings Inc.

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Norsat obtained a $12.0 million loan in connection with the acquisition of Sinclair.  As of August 9, 2011, the loan balance was $10.8 million.

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Norsat issued and received gross proceeds of $0.3 million for 611,915 common shares in connection with its Employee Share Ownership Plan.

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Norsat’s Microwave Products division launched a new line of RFID products.

Norsat International Inc.	Management Discussion & Analysis

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Norsat’s Satellite Solutions’ division released multi-band versions of GLOBETrekkerTM and RoverTM.

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Norsat’s Antenna and RF Conditioning Products division, Sinclair, was awarded a sales order for a total potential of 8,000 antennas to be delivered over a period of 3-4 years, which would represent a revenue opportunity of approximately $1.0 million.

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Norsat Satellite Solutions’ division announced a smartphone version of Linkcontrol 7 allowing satellite terminals to be controlled via smartphone.

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Norsat’s NewLink and GLOBETrekkerTM terminals supported the U.S. military in the relief effort after the Japan earthquake.

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Norsat appointed Mr. James Topham to its Board of Directors as Chairman of the Audit Committee.

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Norsat’s Satellite Solutions’ division was awarded a Cdn$3.5 million sales contract to provide a satellite based communications network and ongoing satellite airtime to the First Nations’ Emergency Services Society of British Columbia.

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Norsat Satellite Solutions’ division released a High Definition capable version of its GLOBETrekkerTM system.

3.4 Operational Overview

Key items that affected the results for the three and six months ended June 30, 2011, compared to the same period of 2010, are as follows:

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Completed the acquisition of Sinclair for a total fair value consideration of approximately $18.5 million comprising  cash consideration of $16.0 million, financed from the Company’s cash and cash equivalents of $4.0 million and $12.0 million in debt financing from its principal banker, 4,028,932 common shares issued from treasury equivalent to $2,036,900, and promissory notes with a total face value of $750,000 plus interest at 3% per annum issued to the shareholders of Sinclair with a fair value of $502,937.

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Sales for the three months totaled $8.6 million, 66% higher than the $5.2 million reported in the same period for 2010. Sales for the six months totaled $17.3 million, 72% higher than the $10.1 million reported in the same period for 2010. Approximately $5.2 million and $9.6 million of sales for the three months and six months respectively were contributed by the newly acquired Sinclair.

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Gross margins were down slightly at 42% in the second quarter in 2011 compared to 51% in the second quarter of 2010. Gross margins were also down slightly at 43% in the six months ended June 30, 2011 compared to 50% reported in the same period for 2010. Both the three and six months ended June 30, 2011 decreases were driven by the Sinclair margins which are generally lower than the Company’s margins reported in prior periods. In addition, margins were also reduced by a $0.2 million writedown related to obsolete inventory held by the Company.

Norsat International Inc.	Management Discussion & Analysis

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Operating expenses were higher at $3.7 million for the three months ended June 30, 2011 compared to $1.8 million for the same period in 2010. Operating expenses were also higher at $7.4 million for the six months ended June 30, 2011 compared to $3.7 million for the same period in 2010. The increases were mostly driven by the inclusion of operating expense from the Sinclair division as well as $0.1 million and $0.5 million one-time expenses incurred, respectively, during the three and six months ended June 30, 2011 for professional and consulting fees relating to the acquisition of Sinclair. In addition to the effects of Sinclair, operating expenses are expected to increase modestly over future periods as the Company makes investments to its sales activities.

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Earnings/(Loss) before income taxes for the three and six months ended June 30, 2011 were $0.1 million loss and $0.1 million earnings, respectively, compared to earnings before income taxes of $0.8 million and $1.3 million, respectively, for the same periods in 2010.

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Net loss for the three and six months ended June 30, 2011 were $0.3 million and $0.5 million, respectively, compared to net earnings of $0.8 million and $1.3 million, respectively, for the same periods in 2010.

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As at June 30, 2011, the Company had working capital1 totaling $10.7 million compared to $13.0 million as at December 31, 2010. The working capital decrease was primarily due to increases in trade and other payables, accrued liabilities, and loans and borrowings of $1.1 million, $1.2 million, and $3.0 million, respectively, and decreases in cash and cash equivalents of $1.7 million. This was offset by increases of working capital from increases in accounts receivable of $1.2 million and inventory of $3.9 million.

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1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure.

Norsat International Inc.	Management Discussion & Analysis

The Company believes that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, a continued focus on homeland security and the emergence of non-traditional applications such as business continuity and content production by novice entities.  The Company believes that long term prospects for the antenna and radio frequency conditioning industry remains strong.  While demand for specific product lines can be cyclical, depending on network deployment trends, Sinclair’s products have proven to be largely resistant to technical obsolescence as significant industry innovation has been relatively modest and product life cycles are long.

In the near-term, key factors that Norsat expects will affect the Company’s revenue growth remains the timing of awards of major military and certain other commercial projects. In addition the Company believes that competition in the satellite industry will continue to intensify, as more companies focus on opportunities in the satellite terminal market. This increased intensity will likely put pressure on gross margins.  In the antenna and radio frequency conditioning industries, Sinclair focuses on customizing products at a low volume, and historically there have been less competitive pressures on gross margins.

The management team remains focused on implementing a business model which will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the Company’s portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify the base of customers to include non-defense customers.

As a result of the current economic conditions, management feels that there will continue to be opportunities to accelerate the growth of the Company through acquisitions that would be immediately accretive to shareholders.

Norsat International Inc.	Management Discussion & Analysis

3.5 Results of Operations

Sales and Gross Margins

Quarterly results on a segment basis may fluctuate from quarter to quarter because sales volumes are seasonal.  Sinclair’s first and second quarters ending March 31 and June 30, respectively, are historically its strongest while its third and fourth quarters are the weakest.  The first quarter ending March 31 of the other segments are historically the weakest quarter while their fourth quarter is the strongest.  In addition, the Company is not able to predict the timing of when material revenue contracts are awarded and the result is uneven sales year-over-year and quarter-over-quarter.  Norsat has a relatively small base of customers, who often place orders that represent a significant share of sales for a given quarter, and the timing of those orders is unpredictable.

Management is continuing to address this by cultivating revenue streams that are more stable in nature and distributed throughout the year. The acquisition of Sinclair is expected to not only broaden the Company’s customer base but is expected to add an element of stability to revenues throughout the year. In addition, in June 2011, Norsat was awarded a contract totaling Cdn$3.5 million from the First Nations’ Emergency Services Society of British Columbia which is comprised of a component of one time satellite equipment purchase as well as a component of stable and distributed recurring customer services fees.

Norsat International Inc.	Management Discussion & Analysis

Total sales for the three and six months ended June 30, 2011 was higher at $8.6 million and $17.3 million, respectively, compared to $5.2 million and $10.1 million, respectively, in 2010. Increases were driven by the inclusion of Sinclair division sales of $5.2 million and $9.6 million, respectively, for the three and six months ended June 30, 2011. This was offset by other divisions’ decreases of $1.8 million and $2.3 million, respectively, for the three and six months ended in June 30, 2011 compared to the same period in 2010.

Sales of Satellite Systems were $1.3 million and $3.7 million respectively for the three and six months ended June 30, 2011 compared to $3.0 million and $5.9 million in the same period in 2010. Revenues were lower due to lower US government orders in the first and second quarter of 2011 compared to the same periods in 2010 and reflect the reduced US military budgets during this recessionary period.

Sales of Microwave Products were relatively consistent at $1.8 million and $3.7 million respectively for the three and six months ended June 30, 2011, compared to $2.1 million and $4.0 million respectively for the same periods in 2010.

Sales of Maritime Products were $0.3 million and $0.4 million respectively for the three and six months ended June 30, 2011, compared to $0.1 million and $0.2 million respectively for the same periods in 2010. The improvement comes from the Company’s investment in the Maritime Products Solutions sales channel.

The overall gross margin for the three and six months ended June 30, 2011 was 42% and 43% respectively, compared to 51% and 50% respectively for the same periods in 2010.  Sinclair has lower margins at 43% compared to the 46% average of the other divisions, resulting in slightly lower overall margins for the Company. During the three months ended June 30, 2011 the Company provisioned $0.2 million in obsolescence of Satellite inventory which caused the Satellite Solutions division to have a gross margin of 33% compared to 56% for the same period in 2010. The gross profit margin for Microwave Products decreased to 42% for the three months ended June 30, 2011 compared to 44% for the same period in 2010. As the Company continues to expand its customer base outside the US military and into commercial applications, we expect to see some pressure on gross margins.

Expenses

Norsat International Inc.	Management Discussion & Analysis

The Company’s commitment to prudent spending has not wavered and this philosophy continues to be reflected in the cost structure. However, when necessary, staff levels have gradually been increased to ensure appropriate investments in operations are made and commitments to research and development projects are met and product innovation and product leadership are not compromised.

For the three months ended June 30, 2011, total expenses, including interest and bank charges and foreign exchange gain, increased to $3.7 million compared to $1.8 million in the second quarter of 2010.  Approximately $1.4 million of the operating expenses for 2011 relate to the recently acquired Sinclair Division.  The balance of the increase is mostly related to a five month charge of amortization expense related to intangible assets acquired with Sinclair totaling $0.4 million, $0.1 million of Sinclair transaction costs, mostly professional fees, interest expense of $0.2 million, offset by a foreign exchange gain of $0.2 million as well as an increase in labour costs, and the effects of a weaker United States dollar and its adverse impact on Canadian dollar based operating expenses.  In addition to the affects of Sinclair, operating expenses are expected to increase modestly over future periods.

For the six months ended June 30, 2011, total expenses, including interest and bank charges and foreign exchange gain, increased to $7.4 million compared to $3.7 million for the same period in 2010.  Approximately $2.4 million of the operating expenses for 2011 relate to Sinclair.  Other increase are mostly related to a five month charge of amortization expense related to intangible assets acquired with Sinclair totaling $0.4 million, $0.5 million of Sinclair transaction costs, interest expense of $0.3 million, as well as an increase in labour costs, and the effects of a weaker United States dollar and its adverse impact on Canadian dollar based operating expenses.

Selling, general and administrative expenses for the three and six months ended June 30, 2011, increased to $2.9 million and $5.9 million respectively, compared to $1.7 million and $3.3 million for the same periods in 2010. Approximately $1.0 million and $1.8 million of operating expense respectively for the three and six months ended June 30, 2011 relate to Sinclair. The balance of the increase in expenses was the $0.5 million acquisition costs of Sinclair, an increase in employee costs and the effects of a weaker United States dollar and its adverse impact on Canadian dollar based operating expenses.

Product development expenses for the first six months of 2011 increased to $0.5 million from $0.1 million in the first six months of 2010. Product development costs continue to be a core focus for the Company and are reflected through development programs in the Antenna and RF Conditioning Product, Microwave and the Satellite Systems segments.

Amortization expenses increased to $0.6 million and $0.7 million respectively for the three and six months ended June 30, 2011 compared to $0.1 million and $0.2 million respectively for the same periods of 2010. The increase is the result of amortization of the tangible and intangible assets acquired in Sinclair. The Company acquired $10.1 million of intangible assets from the acquisition of Sinclair which will fully amortize over the next 20 years.

Other (income)/expenses for the three and six months ended June 30, 2011 was ($14,915) and $285,051 compared to $818 and $82,941 respectively for the same periods in 2010. The increase is primarily related to interest expense on the financing to acquire Sinclair.

Norsat International Inc.	Management Discussion & Analysis

Net (loss) / earnings for the period

Loss before income taxes was approximately $0.1 million for the three months ended June 30, 2011 compared to earnings of $0.8 million same period in 2010. Earnings before income taxes was approximately $0.1 million for the six months ended June 30, 2011 compared to earnings of $1.3 million for the same period in 2010. Net loss for the three and six months ended June 30, 2011 was $0.3 million and $0.5 million respectively, compared to net earnings of $0.8 million and $1.3 million for the same periods in 2010.

Norsat International Inc.	Management Discussion & Analysis

3.6 Summary of Quarterly Results

We have restated our 2010 comparative data in accordance with IFRS. We are not required to apply IFRS to periods prior to 2010. Our 2009 comparative data was prepared in accordance with Canadian GAAP.

Norsat International Inc.	Management Discussion & Analysis

3.7 Acquisition of Sinclair

On January 21, 2011, the Company acquired 100% of the outstanding shares of Sinclair Technologies Holdings Inc. (“Sinclair”), a private company based in Aurora, Ontario specializing in the manufacture of antenna and radio frequency conditioning products.

The identified assets, liabilities, and goodwill below are a result of management’s best estimates and assumptions after taking into account all relevant information available. The Company conducted studies and analysis of the acquired assets and liabilities to arrive at the final purchase price allocation below.

The assessed fair value of the identifiable assets and liabilities of Sinclair as at January 21, 2011 is as follows:

The Company estimates that all cash flows related to trade and other receivables will be collected.

Norsat International Inc.	Management Discussion & Analysis

Purchase consideration

The fair value of the purchase consideration is summarized as follows:

The Company has paid cash consideration of $16.0 million, financed from the Company’s cash and cash equivalents of $4.0 million and $12.0 million in debt financing from its principal banker, common shares of 4,028,932 were issued from treasury and have an estimated fair value of $2.0 million. Promissory notes with a total face value of $0.75 million plus interest at 3% per annum were issued to the vendors with an estimated fair value of $0.5 million.

The Company discounted the promissory notes with a total face value of $0.75 million using a discount rate of 20% for the duration of its maturity. The 4,028,932 common shares were discounted compared to the acquisition date’s listed stock exchange price using the Black-Scholes Option Pricing model. The assumptions used for the fair value discount of the common shares were as follows:

Risk free interest rate	1.70%
Expected life	1.57 years
Vesting period	Immediately
Expected volatility	60.4%
Expected dividends	nil

The Company paid its principal banker $0.1 million in financing fees to acquire the $12.0 million debt financing.  The $0.1 million was capitalized as part of the cost of the debt and is being amortized over the term (Note 12).

The Company has incurred $0.8 million (2011 - $0.5 million, 2010 - $0.3 million) transaction costs to date in relation to the acquisition that has been recognized in the Consolidated Statement of Earnings/(Loss) and Comprehensive Income under Selling, general and administrative expenses.

$1.0 million of the cash consideration is held in escrow and acts as a security for certain events should the Company be subject to any liabilities, claims or similar arising from representation or warranties made by the vendors. The $1.0 million, less claimed amounts, if any, is releasable to the vendors on January 21, 2013.

The common shares are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2011. The Company currently does not have sufficient information to measure the final amount of shares to be released to the vendors.

The promissory notes are held in escrow and will be released to the vendors, at a rate of 100%, 75% or 0%, subject to Sinclair achieving certain financial metrics for the year ended December 31, 2012. The Company currently does not have sufficient information to measure the final amount of promissory notes to be released to the vendors.

Norsat International Inc.	Management Discussion & Analysis

3.8 Liquidity and Financial Condition

Liquidity

The Company’s principal cash requirements are for working capital and capital expenditures.

The Company's cash and cash equivalent balance as at June 30, 2011 was $4.6 million, a decrease of $1.7 million from $6.3 million as at December 31, 2010.  For the six months ended June 30, 2011, cash generated by operating activities was approximately $1.5 million.  Financing activities generated net proceeds of $12.1 million during the first quarter of 2011, as a result of the $12.0 million of proceeds from the Sinclair acquisition loan.   Investing activities totaled $15.4 million during the six months ended June 30, 2011, $15.2 million of which was used in the Sinclair acquisition.

The Company’s working capital requirements are mainly for materials, production and selling, operations and general administrative expenses. The Company’s working capital may be improved by increasing sales, shortening collection cycles and monetizing inventory.

As at June 30, 2011, working capital1 decreased to $10.7 million as compared to $13.0 million at the end of 2010.  The current ratio2 for the year ended 2010 was at 2.1x as compared to 4.1x as at the end of 2010.

Accounts receivable, was $5.8 million as at June 30, 2011, up from $4.6 million as at December 31, 2010.  The majority of the increase is attributable to Sinclair.

Trade and other payables increased to $2.6 million as of June 30, 2011 compared to $1.6 million at the end of 2010.  Once again the majority of the increase is attributable to Sinclair as well as the one-time acquisition costs incurred by the Company.

Inventory as at June 30, 2011 was $9.6 million, compared to $5.7 million as at December 31, 2010.  The new Sinclair Division contributed to the entire increase.

As of June 30, 2011, shareholders’ equity increased to $18.2 million compared to $15.8 million at December 31, 2010.

At June 30, 2011 the Company has accumulated a deficit of $25.8 million. The Company has generated net profit from its continued operations from the fourth quarter of 2006 through to the fourth quarter of 2010, however has reported a loss for the first and second quarters of 2011.  This past performance cannot be used as an indication of the Company’s future performance.

Management believes that the Company’s strategy remains sound and can deliver solid performance in the future.

The Company may also deploy its cash for any suitable investments consistent with the Company’s long term strategy of long-term objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals.

In addition to utilizing some or all of the current cash resources, the Company may also raise additional capital from the equity markets or utilize debt to complete investment and financing transactions that would accelerate the Company’s growth in the areas outlined above.

______________________________

1 Working Capital is calculated by subtracting current liabilities from current assets and is a non-IFRS measure.

2 Current ratio is defined as current assets divided by current liabilities and is a non-IFRS measure.

Norsat International Inc.	Management Discussion & Analysis

3.9 Capital Resources

The Company’s capital resources as at June 30, 2011 were in cash and cash equivalents. The Company plans to continue to fund cash requirements through operations. If required, the Company has credit facilities in place that can be drawn upon.  As of June 30, 2011, the Company had cash and cash equivalents of $4.6 million.

During the first six months of 2011, as further described, the Company received gross proceeds of approximately $0.3 million and $30,128 from an employee share ownership program and warrants exercised, respectively. Also as further indicated the Company obtained a $12 million non-revolving acquisition loan to help fund the Sinclair purchase.

Credit Facilities

Operating Line of Credit

The Company has a secured operating line of credit with HSBC (“the Bank”) of Cdn$3.5 million or US$2.8 million subject to interest rate at the Bank’s prime rate plus 1.35% per annum for amounts outstanding in Canadian dollars and/or the bank’s U.S. base rate plus 1.35% per annum for amounts outstanding in U.S. dollars. The operating line of credit is payable upon demand by the Bank. As at June 30, 2011, the Company had no borrowings outstanding with respect to the operating line of credit (December 31, 2010 - $nil).

The Company also has an additional revolving demand note with HSBC in the principal amount of US$950,000 subject to an interest rate of prime plus 1.5% per annum and payable upon demand. As at June 30, 2010, the Company had no borrowing outstanding with respect to the revolving demand note (December 31, 2010 - $nil).

Acquisition Loan

On December 22, 2010, the Company secured a non-revolving acquisition loan of Cdn$13.2 million or US$12.0 million with HSBC subject to an interest rate at the Bank’s banker’s acceptance rate plus an applicable spread for amounts outstanding in Canadian dollars and/or the Bank’s LIBOR rate plus an applicable spread for amounts outstanding in U.S. dollars. The applicable spread ranges from 1% to 4% depending on the Company’s funded debt to EBITDA ratio determined quarterly on a rolling 12 month basis based on its consolidated financial statements. As at June 30, 2011 the Company’s combined weighted average interest rate and spread rate was 4.04%.

EBITDA is defined by the Bank as earnings before interest, taxes, depreciation, and amortization.

The acquisition loan is repayable in monthly principal repayments of 1/60th of the original principal balance, together with interest payments. In addition, the Company repays an amount equal to the greater of (a) 5% of the original balance, and (b) 30% of the Company’s net income plus depreciation and amortization, less capital expenditures and less aggregate principal payments made during the relevant fiscal year. The acquisition loan is repayable in full within 48 months of the date of the initial advance, January 21, 2011.

The Company incurred costs of $108,000 related to the cost of acquiring the loan. These costs were capitalized as part of the cost of the loan and are being amortized over the life of the loan. The unamortized balance as at June 30, 2011 was $96,968.

Norsat International Inc.	Management Discussion & Analysis

The loan is secured by all assets of the Company under a general security assignment.

The Company has the following externally imposed capital requirements under its operating line of credit agreements and the acquisition loan agreement:

➢

working capital ratio (current assets divided by current liabilities) cannot be less than 1.25:1.00 – calculated quarterly,

➢

debt to tangible net worth ratio (total liabilities less cash on hand and deferred tax liabilities divided by the sum of share capital, contributed surplus, accumulated other comprehensive income, retained earnings less intangible assets and goodwill) cannot exceed

5.65:1.00 as at December 31, 2011

4.35:1.00 as at March 31, 2012

3.65:1.00 as at June 30, 2012

3.15:1.00 as at September 30, 2012, and

2.50:1.00 thereafter – calculated quarterly

➢

debt service coverage ratio cannot be less than 1.00. Based on EBITDA less unfunded capital expenditures – calculated annually beginning December 31, 2012, and

➢

funded debt to EBITDA less unfunded capital expenditures (“Debt to EBITDA Ratio”) cannot exceed 5.45:1.00 for the three months ending March 31, 2012

3.35:1.00 for the three months ending June 30, 2012

3.00:1.00 for the three months ending September 30, 2012 and December 31, 2012, and

2.50:1.00 thereafter – calculated quarterly, on a rolling 12 month basis.

EBITDA is defined as earnings before interest, taxes, depreciation, and amortization.

Unfunded capital expenditures are defined as capital expenditures which are not financed by external sources, such as being financed by the Company’s own cash and cash equivalents.

Funded debt includes only the acquisition loan.

As at June 30, 2011, the Company was in compliance with its debt covenants.

Warrants Exercised

In January 2011, 62,776 warrants were exercised at a strike price of $0.48 per share, for total proceeds of $30,132. On January 12, 2011, all other outstanding warrants issued by the Company expired unexercised.

Employee Share Ownership Plan

On February 18, 2011, the Company issued and received consideration for 611,915 common shares (the “Private Placement”) in connection with its Employee Share Ownership Plan ("ESOP") offering under the Employee Investment Act (British Columbia).  The Private Placement was approximately 61% subscribed with participation from employees, senior management and directors.

The Company generated gross proceeds of $0.3 million and issued common shares at the price of $0.57 (Cdn$0.568).

Norsat International Inc.	Management Discussion & Analysis

The Company’s ESOP offering was open to eligible persons until February 15, 2011. Each eligible employee, full-time contractor and director was offered an equal number of common shares to purchase. The Company's offering under its ESOP has been conducted in accordance with the requirements of the Toronto Stock Exchange and the Employee Investment Act (British Columbia).

All of the common shares are subject to a four-month hold period which ends June 19, 2011. During this period, these securities can neither be traded nor freely transferable. Of the securities issued under the Private Placement, 74,329 common shares will be held in escrow until February 18, 2014.  The escrow requirement applies to employee shareholders resident in British Columbia, who have elected to receive tax credits under the Employee Investment Act (British Columbia). Employee shareholders may seek government approval for an early release from escrow upon the repayment of any tax credits received.

3.10 Contractual Obligations

Future minimum payments at June 30, 2011 under various purchasing commitments, loan commitments and operating lease agreements for each of the next five years are approximately as follows:

In the normal course of operations the Company enters into purchase commitments. Included in 2011 commitments are inventory and material purchase obligations of $1.3 million.

As at June 30, 2011, the Company had operating lease commitments that extend to November 2016.

Norsat International Inc.	Management Discussion & Analysis

4.0  Outlook

The Company believes that there will be continued demand in most of its market segments.  The Satellite Systems and Wireless network segments are more likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped.   The Antenna and RF Conditioning Products, Microwave Products and Maritime segments are more mature markets. Upon the global economy’s recovery from the current recessionary patterns, these market segments will still offer returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates investment in staffing levels, new product introductions, and continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solutions provided to customers.

The majority of the Company’s trade accounts receivables are generated from various military customers and large commercial customers, and is not believed to be at risk of default. The balance of the amounts owing are spread over a fairly large range of customers. While the risk of default from commercial customers is higher than government accounts, management feels that the likelihood of default is low.  Management is cognizant of the extent of the current credit crisis and will remain vigilant in the Company’s credit granting practices.

The current recessionary trends coupled with the Company’s strong financial position and capital structure represent an opportunity for accelerating growth through strategic acquisitions that may be immediately accretive to shareholders.

5.0  Off Balance Sheet Arrangements

As at June 30, 2011 and August 9, 2011, the Company does not have any off balance sheet arrangements.

6.0  Transactions with Related Parties

As at August 9, 2011 and during the six months ended June 30, 2011, the Company has not entered into any transactions with related parties.

7.0  Proposed Transactions

As at August 9, 2011, the Company has not committed to any asset or business acquisitions or dispositions.

Norsat International Inc.	Management Discussion & Analysis

8.0  Critical Accounting Estimates

On January 1, 2011, with the adoption of IFRS, the Company prepared its consolidated financial statements in accordance with International Financial Reporting Standards, and made estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company based its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Business Combinations and Goodwill

➢

Business combinations that occurred prior to January 1, 2010 were not accounted for in accordance with IFRS 3 Business Combinations and IAS 27 Consolidated and Separate Financial Statements in accordance with the IFRS 1 First-time Adoption of International Financial Reporting Standards exemption.

Business combinations are accounted for using the acquisition method. The cost of the business combination is measured as the aggregate of the consideration transferred, measured at the acquisition date at fair value and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the appropriate share of the acquirer’s identifiable net assets. The acquiree’s identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 Business Combinations are recognized at their fair values at the acquisition date. Acquisition costs incurred are expensed in the period in which they are incurred.

Goodwill is initially measured at cost being the excess of the consideration transferred over the Company’s net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the Consolidated Statement of Earnings and Comprehensive Income.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Foreign Currency Translation

➢

The Company’s consolidated financial statements are presented in United States dollars, which is also the Company’s functional currency. Each entity of the Company determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency and presented in United States dollars.

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency rates prevailing at the date of transaction.

Norsat International Inc.	Management Discussion & Analysis

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange prevailing at the reporting date.

Non-monetary items that are measured in terms of historical costs in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates as at the date when fair value is determined.

Income statement items are translated at the rate in effect at the time of the transaction and for the subsidiaries, are translated using average exchange rates for the period where the rates do not fluctuate significantly and the rate in effect on the date of the transaction where the rate over the period does fluctuate significantly.

All gains and losses on translation of these foreign currency transactions are included in the Consolidated Statement of Earnings and Comprehensive Income.

Share-based Payment Compensation

➢

The Company grants stock options to buy common shares of the Company to directors, senior officers, employees and service providers pursuant to an incentive share option. The Board of Directors grants such options for periods of up to 5 years, with vesting periods determined at its sole discretion and at prices equal to the closing market price on the day the options were granted.

Under this method, the Company recognizes compensation expense for stock options awarded based on the fair value of the options at the grant date using the Black-Scholes option pricing model. The fair value of the options is amortized over the vesting period and is included in selling, general and administrative expense with a corresponding increase in equity. The amount recognized as an expense is adjusted to reflect the number of share options expected to eventually vest.

Allowance for doubtful accounts

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments. Management provides for bad debts by setting aside a percentage of sales towards the allowance account. The percentage is based on the Company’s historical default experience and is reviewed periodically to ensure consistency with default experience.  In addition, periodically throughout the fiscal year, management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms to evaluate estimates of collectability of the Company’s accounts receivable balance. The allowance set aside is then adjusted to align with the specific analysis performed.

Inventories

➢

Parts and supplies inventory is stated at the lower of weighted average cost and net realizable value.  Finished goods and work in process inventories include parts and supplies, labour and manufacturing overhead and are stated at the lower of weighted average cost and net realizable value.  Inventory is recorded net of any obsolescence provisions.  When there is a significant change in economic circumstances, inventory that had been previously written down below cost may be written back up provided the reversal does not exceed the original write-down.

Norsat International Inc.	Management Discussion & Analysis

Intangible Assets

➢

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is its fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses.

The useful lives of intangible assets are assessed as either finite or indefinite.

Intangible assets with finite lives are amortized over the useful economic life and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for an intangible asset with a finite useful life is reviewed at least at each financial year end.  Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset is accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the Consolidated Statement of Earnings/(Loss) and Comprehensive Income.

Intangible assets with indefinite useful lives are not amortized, but are tested for impairment annually, either individually or at a cash generating unit level. The assessment of indefinite life is reviewed annually to determine whether the indefinite life continues to be supportable. If not, the change in useful life from indefinite to finite is made on a prospective basis.

Gains or losses arising from disposal of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognized in the Consolidated Statement of Earnings/(Loss) and Comprehensive Income when the asset is derecognized.

The Company records amortization of intangible assets on a straight-line basis at the following annual rates, which approximate the useful lives of the assets:

Assets	Period

Software	1 to 3 years
Customer relationship	5 to 12 years
Product designs	20 years
Brand	Indefinite
Other	1.5 to 15 years

Revenue recognition

➢

The Company’s revenues consist of sales of hardware, software, consulting, bandwidth, installation, training, extended warranty and post contract customer support. These services are set forth separately in the contractual arrangements such that the total price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services. Multiple deliverable revenue arrangements are to be divided into more than one unit of accounting and the criteria for revenue recognition are considered separately for each accounting unit if the following criteria are met:

Norsat International Inc.	Management Discussion & Analysis

➢

the delivered item(s) has standalone value and

➢

when a general right of return exists for the delivered item, the delivery or performance of undelivered item is probable and substantially in the control of the Company.

For those contracts where the services are not essential to the functionality of any other element of transaction, the Company determines selling price for these services based on a hierarchy of selling prices:

➢

Vendor specific objective evidence (“VSOE”) of selling price,

➢

If VSOE does not exist, third party evidence of selling price (“TPE”) is used, or

➢

If neither VSOE nor TPE exist, then management’s best estimate of selling price for the deliverable is used.

Arrangement consideration is allocated to all deliverables based on their relative selling prices. As a result of the hierarchy of selling prices, the Company is required to determine the selling price for each deliverable provided the conditions for separation have been met.

Hardware is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return on products and the delivery or performance of the undelivered item is probable and substantially in the control of the Company. In establishing selling price for hardware, the Company relies on third party evidence based on stand alone sales of largely interchangeable products. The Company’s hardware components are customized in nature and specific to a customer’s order requirements. As a result, establishing VSOE of selling price would not be possible.

The Company recognizes revenue from the sale of hardware products upon the later of transfer of title or upon shipment of the hardware product to the customer; so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

The Company’s multiple-element sales arrangements include arrangements where hardware with embedded software licenses and the associated post contract customer support (“PCS”) are sold together. The Company uses VSOE to determine selling price of the undelivered PCS elements based on fair value labour rates and consistent renewal rates.

The Company’s multiple-element sales arrangements include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms and periods.

PCS revenue associated with hardware is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products. PCS is considered a separate unit of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Norsat International Inc.	Management Discussion & Analysis

Extended warranty of 1 to 3 years can be purchased separately by customers. Revenue on extended warranty is deferred and recognized in income on a straight-line basis over the contracted period. Extended warranty revenue is recognized after the Company’s one year manufacturer’s warranty expires.

Revenue is recognized on installation, training, and consulting services when these services have been performed. Selling price on these items is determined by reference to third party evidence of comparable services. Installation, training and consulting services are separate units of accounting because (1) the delivered item has standalone value to customers as it is sold separately by the Company and (2) there is no general right of return and the delivery or performance of the undelivered item is probable and substantially in the control of the Company.

Revenue that has been paid but does not yet qualify for recognition under the Company’s policies is reflected as either deferred revenue (revenue that can be recognized in less than one year) or long-term deferred revenue (revenue that can be recognized in more than one year).

For reseller arrangements, fees are fixed or determinable on delivery to the reseller because the Company’s agreements with customers and resellers do not contain product return rights.

Government contribution

➢

The Company entered into a $5.97 million repayable investment with the Canadian Federal Ministry of Industry (the Minister) through the Strategic Aerospace and Defense Initiative (SADI). This funding represents a portion of the company’s eligible R&D expenses from September 21, 2007 up to and including December 31, 2011. The Company determines eligible expenditures and will submit quarterly to the Ministry for reimbursement. The final determination for eligibility rests with the Ministry and could go through the process of substantiating the expenditure claims.  Based on these discussions, it will be necessary to alter or defer the amounts claimed for reimbursement. Repayment is contingent on performance benchmarks established at the end of Norsat’s fiscal 2011 year end and is capped at 1.5 times the contribution (actual amounts disbursed by the Minister) over a period of 15 years starting in 2012. Annual repayment amounts are calculated based on a percentage of gross business revenue as defined in the agreement multiplied by the adjustment rate (based on growth of the gross business revenue over the previous year).

Income Tax

➢

Income tax expense consists of current and deferred tax expense. Income tax expense is recognized in the Consolidated Statement of Earnings and Comprehensive Income.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred taxes are recorded using the statement of financial position liability method. Under the statement of financial position liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability is settled.

Norsat International Inc.	Management Discussion & Analysis

The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period that substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities, when they relate to income taxes levied by the same taxation authority, and when the Company intends to settle its current tax assets and liabilities on a net basis.

The Company’s discounts for income tax credits is in accordance with IAS 12 income taxes.

Norsat International Inc.	Management Discussion & Analysis

9.0  Conversion to IFRS

IFRS 1 First Time Adoption of International Financial Reporting Standards sets forth guidance for the initial adoption of IFRS. Under IFRS 1 the standards are applied retroactively at the transitional statement of financial position date with all adjustments to assets and liabilities taken to retained earnings or if appropriate another category of equity unless certain exemptions are applied. The Company has applied the following exemptions to its opening statement of financial position dated January 1, 2010:

a)

Business Combinations

IFRS 1 indicates that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations before the date of transition to IFRS. The Company has elected to use this election and has applied IFRS 3 to business combinations that occurred on or after January 1, 2010.

b)

Consolidated and Separate Financial Statements

According to IFRS 1, if a company elects to apply IFRS 3 Business Combinations retrospectively, IAS 27 Consolidated and Separate Financial Statements must also be applied retrospectively. As the Company elects to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

c)

Cumulative Translation Differences

IFRS 1 allows a first-time adopter an exemption as it relates to the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS. The Company has chosen to apply this election and has eliminated the cumulative translation difference and adjusted retained earnings by the same amount at the date of transition to IFRS. If subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will have no effect on the gain or loss on disposal.

d)

Share-Based Payments

IFRS 1 encourages, but does not require, first time adopters to apply IFRS 2 Share-Based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected to take advantage of the exemption and not apply IFRS 2 to awards that vested prior to January 1, 2010.

IFRS 1 also outlines specific guidance that a first-time adopter must adhere to under certain circumstances. The Company has applied the following guidelines to its opening statement of financial position dated January 1, 2010:

e)

Estimates

According to IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP, unless there is objective evidence that those estimates were in error. This exemption is to prevent an entity from adjusting previously made accounting estimates for the benefit of hindsight. The Company's IFRS estimates as of January 1, 2010 are consistent with its Canadian GAAP estimates for the same date.

Norsat International Inc.	Management Discussion & Analysis

IFRS employs a conceptual framework that is similar to Canadian GAAP, however, significant differences exist in certain matters of recognition, measurement and disclosure. While adoption of IFRS has not changed the Company's actual cash flows, it has resulted in changes to the Company's reported financial position and results of operations and statement of cash flows. In order to allow the users of the financial statements to better understand these changes, the Company's Canadian GAAP Consolidated Balance Sheets, Consolidated Statement of Earnings, Deficit, and Comprehensive Income, and Consolidated Statements of Cash Flows as at and for the quarter ended March 31, 2011 and the period ended December 31, 2010 have been reconciled to IFRS, with the resulting differences explained in the following section:

(i)

Accumulated other comprehensive income

IFRS 1 allows a first-time adopter to an exemption as it relates to the requirements of IAS 21 The Effects of Changes in Foreign Exchange Rates for cumulative translation differences that existed at the date of transition to IFRS.

The Company has chosen to apply this election and has eliminated the cumulative translation difference of $0.4 million in the accumulated other comprehensive income account and adjusted deficit by the same amount at the date of transition to IFRS. If subsequent to adoption, a foreign operation is disposed of, the translation differences that arose before the date of transition to IFRS will have no effect on the gain or loss of disposal.

(ii)

Share-based payment

Under IFRS:

➢

Each tranche of an award with different vesting dates is considered a separate grant for the calculation of fair value, and the resulting fair value is amortized over the vesting period of the respective tranches.

➢

Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

Under Canadian GAAP:

➢

The fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight line basis over the vesting period.

➢

Forfeitures of awards are recognized as they occur.

Under Canadian GAAP, when share options are forfeited before vesting, all the previous period changes are to be reversed in the period that the options are cancelled using either the estimation or actual method. The Company has previously chosen to reverse such forfeited options using the actual method.

However, IFRS requires those forfeited options to be reversed using an estimation method based on estimated forfeitures.

(iii)

Deferred tax asset/liability

Under IFRS:

➢

All deferred tax assets and liabilities must be classified as non-current.

Canadian GAAP

➢

Deferred tax assets and liabilities are classified as current or non-current as appropriate.

Norsat International Inc.	Management Discussion & Analysis

As a result, the Company reclassified current deferred tax assets and liabilities to non-current assets and liabilities respectively.

(iv)

Provisions

Under IFRS:

➢

Provisions are presented separately from accrued liabilities

Under Canadian GAAP:

➢

Provisions are not required to be presented separately.

Norsat provides standard one year warranty on satellite products, standard three year warranty on microwave products and standard two year warranty on maritime products under which customers are covered for the cost of repairs of any manufacturing defects that become apparent after purchase. The Company accrues on a quarterly basis warranty provision of 0.25% of satellite sales, 1% of microwave sales and 1% of maritime sales.

Since IFRS requires that provisions be separately presented from accrued liabilities, the Company has reclassified its warranty provision from accrued liabilities to provisions.

(v)

Statement of cash flows

The transition from Canadian GAAP to IFRS has not had a material impact on the statement of cash flows.

Norsat International Inc.	Management Discussion & Analysis

The Canadian GAAP statement of financial position at January 1, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.	Management Discussion & Analysis

The Canadian GAAP statement of financial position at December 31, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.	Management Discussion & Analysis

The Canadian GAAP statement of financial position at June 30, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.	Management Discussion & Analysis

The Canadian GAAP statement of earnings and comprehensive income for the twelve months ended December 31, 2010 has been reconciled to IFRS as follows:

The Canadian GAAP statement of earnings and comprehensive income for the three and six months ended June 30, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.	Management Discussion & Analysis

Norsat International Inc.	Management Discussion & Analysis

The Canadian GAAP statement of cash flows for the six months ended June 30, 2010 has been reconciled to IFRS as follows:

Norsat International Inc.	Management Discussion & Analysis

10.0  Financial Instruments and Risk Exposures

Fair value measurement

The Company’s financial assets include cash and cash equivalents, short term investments, and trade and other receivables.  The Company’s financial liabilities include trade and other accounts payable, accrued liabilities, interest bearing loans and borrowings, and promissory note payable.

The Company has classified its cash and cash equivalents, short-term investments, and trade and other receivables as loans and receivables, measured at amortized cost using the effective interest rate method. Accounts payable, interest bearing loans and borrowings, promissory note payable and accrued liabilities are classified as other financial liabilities, measured at amortized cost using the effective interest rate method.

The carrying value of the Company’s financial assets and liabilities is considered to be a reasonable approximation of fair value due to their immediate or short term maturity, or their ability for liquidation at comparable amounts.

Credit Risk

Credit risk is the risk of a financial loss if a customer or counterparty to a financial instrument fails to meet its obligations under a contract.  This risk primarily arises from the Company’s receivables from customers.

The Company’s exposure to credit risk is dependent upon the characteristics of each customer. Each customer is assessed for credit worthiness, using third party credit scores and through direct monitoring of their financial well-being on a continual basis.  In some cases, where customers fail to meet the Company's credit worthiness benchmark, the Company may choose to transact with the customer on a prepayment basis.

The Company does not have credit insurance or other financial instruments to mitigate its credit risk as management has determined that the exposure is minimal due to the composition of its customer base.

The Company regularly reviews the collectability of its accounts receivable and establishes an allowance for doubtful accounts based on its best estimate of any potentially uncollectible accounts. As at June 30, 2011, the balance of the allowance for doubtful accounts was $0.06 million (December 31, 2010 - $0.03 million; January 1, 2010 - $0.05 million). Pursuant to their respective terms, net accounts receivable was aged as follows as at June 30, 2011, December 31, 2010, and January 1, 2010:

There is a possibility of increased customer credit risk due to the ongoing global recessionary trends. As at June 30, 2010, the Company’s trade accounts receivable are made up of approximately 13% (December 31, 2010 – 39%; January 1, 2010 – 58%) government trade receivables and the balance of the outstanding accounts receivable are spread over a large number of customers.

Norsat International Inc.	Management Discussion & Analysis

The Company may also have credit risk relating to cash and cash equivalents, which it manages by dealing with large chartered banks and investing in highly liquid investments. The Company’s objective is to minimize its exposure to credit risk in order to prevent losses on financial assets by placing its investments in highly liquid investments such as guaranteed investment funds. The Company’s cash and cash equivalents carrying value as at June 30, 2011 totaled $4.6 million (December 31, 2010: $6.3 million), and accounts receivable of $5.8 million (December 31, 2010: $4.6 million) representing the maximum exposure to credit risk of these financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company has in place a planning and budgeting process which helps determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives.

To manage this risk the Company maintains an operating line of credit which provides access funds in Canadian and or United States dollars to meet short-term financing obligations.

As at June 30, 2011, the Company had cash and cash equivalents of $4.6 million , short term investments of $0.1 million and trade and other receivables of $5.8 million for a total of $10.4 million which will cover its short-term financial obligations from its trade and other payables of $2.6 million accrued liabilities of $2.3 million, provisions of $0.2 million, annual minimum interest bearing loans and borrowings repayments of $3.0 million and taxes payable of $0.7 million which total $8.8 million. The liquidity and maturity timing of these assets are adequate for the settlement of the short-term financial obligations.

11.0  Outstanding Share Data

The Company has 100,000,000 shares of Common Stock authorized, of which 58,367,532 were outstanding at June 30, 2011 and at August 9, 2011.

As at August 9, 2011, the Company had 1,753,000 options outstanding to acquire common shares at prices ranging from $0.67 to $6.15 per share.

12.0  Risks and Uncertainties

12.1 Risks Associated with Financial Results

The Company's inability to generate sufficient cash flows from its operations may affect its ability to continue as a going concern. The Company's consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At June 30, 2011, the Company has accumulated a deficit of $25.8 million. The Company has generated net profit from its continued operations from the fourth quarter of 2006 through to the fourth quarter of 2010, however has reported a loss for the first and second quarters of 2011. This past performance cannot be used as an indication of the Company's future performance.

Norsat International Inc.	Management Discussion & Analysis

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

12.2 Risks Associated with Business and Operations

The Company’s exposure to business and operation risks includes but is not limited to the following:

➢

The Company recognizes the threats posed by the current credit crisis and global recession, but cannot guarantee that it will be able to successfully navigate through the current downturn.

➢

The Company cannot be sure it will be able to identify emerging technology and market trends, enhance its existing technologies or develop new technologies in order to effectively compete in its markets

➢

The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers. While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector and large commercial customers.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.  The Company’s markets are intensely competitive. Some competitors have technologies and products that may be more advantageous and compete directly with the Company. Some of these competitors are large, established companies which have significantly greater resources than those of the Company.

➢

The Company has limited intellectual property protection. The Company’s success and ability to compete are dependent, in part, upon its proprietary technology, brand and reputation in the marketplace, and customer relationships.

Norsat International Inc.	Management Discussion & Analysis

➢

If the Company experiences rapid growth and does not manage it effectively, profitability may be affected.

➢

The Company has had high employee turnover.  The Company continues to evolve its hiring practices and is actively working on improving the work culture and its image in the community. The Company cannot be sure that these efforts will be successful in reducing employee turnover.

➢

The Company intends to expand its international operations, and thus faces a number of risks including tariffs, export controls and other trade barriers; political and economic instability in foreign markets; and fluctuations in foreign currencies.

➢

The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions.  In ascertaining whether such items may be subject to export control restrictions, the Company is sometime forced to rely on information in the specifications of certain components from the manufacturers and vendors. Should this information later prove to be incorrect, the Company may be subjected to penalties and fines.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions.  Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.  Although product defects have not been a significant factor, the Company maintains comprehensive general liability insurance which provides limited coverage against claims originating in product failure. We cannot be sure that this insurance will be adequate to cover all claims brought against us or that this insurance will continue to be available to us on acceptable terms.

➢

The Company’s operations may be disrupted by natural disasters and extreme weather conditions.

➢

Long sales and implementation cycles for our products may adversely affect our operating results. Our customers generally devote substantial time, money and other resources to their purchasing decisions. Typically, the larger the potential sale, the more time, money and other resources will be invested. As a result, it may take many months or a few years after our first contact with a customer before a sale may actually be completed.

➢

Mergers or other strategic transactions by our competitors could weaken our competitive position or reduce our revenue.

➢

If our suppliers do not supply us with a sufficient amount and quality of components at acceptable prices, and in a timely manner, our ability to manufacture our products would be harmed and our business would suffer.

➢

The Company’s level of indebtedness and its failure to comply with our indebtedness arrangements may adversely affect our business and operations.  As at June 30, 2011 the Company is in compliance with the covenants of the amended credit facility.

Norsat International Inc.	Management Discussion & Analysis

Readers are advised to access Form 20-F (on EDGAR at www.sec.gov) for the full contents of “Risks Associated with Business and Operations” and also other risk factors discussed in Norsat’s filings with securities commissions in Canada (on SEDAR at www.sedar.com).

12.3 Risks Associated with the Value of Shares

The exercise of the existing outstanding options may substantially dilute the value of the Company’s common shares. The Company has 100,000,000 shares of Common Stock authorized, of which 58,367,532 were outstanding at June 30, 2011. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock.  Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon liquidation of Norsat.  Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect for shareholders.

The current financial market volatility can result in wide fluctuations in the market price of the Company's stock.  The Company has reported seventeen consecutive quarters of profitability starting from the fourth quarter of 2006 but has reported a loss in the first and second quarters of 2011. Despite the previously mentioned profitable results, the uncertainty and volatility in current financial markets can result in wide fluctuations in the market price of the Company’s stock.  The Company’s operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future

12.4 Risks Associated with Foreign Exchange

The Company’s operations are heavily exposed to fluctuations in foreign currencies.  Most of the Company’s international sales are denominated primarily in US dollars, Euros and UK pounds. While the Company expects its international revenues and expenses will continue to be denominated primarily in US dollars, a portion of its international revenues and expenses may be denominated in other foreign currencies in the future. As the functional currency is the United States dollar, the Company could experience and has experienced the risks of fluctuating currencies. A stronger Canadian dollar increases operating expenses on conversion to the U.S. dollar. From time to time the Company may choose to engage in currency hedging activities, which may be unsuccessful and expensive.

A 1% appreciation (depreciation) in the United States dollar price of Canadian dollars would result in gain (loss) of approximately $10,079 (June 30, 2010 - $80,000).

13.0  Disclosure Controls and Internal Controls over Financial Reporting

13.1 Disclosures and Control Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of June 30, 2011, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by National Instrument 52-109 (“52-109), Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.  However this evaluation is limited in scope.  In accordance with section 3.3 of 52-109 of Canada, the Company has limited its evaluation of the disclosure controls and procedures of Sinclair as the entity has not been acquired for more than 365 days before the end of the June 30, 2011 reporting period.  The Company is planning to conduct the evaluation of the effectiveness of the disclosure controls and procedures within the time prescribed by 52-109.

Norsat International Inc.	Management Discussion & Analysis

13.2 Internal Controls Over Financial Reporting

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with International Financial Reporting Standards and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the design of the internal controls over financial reporting.  Based on this evaluation, management has concluded that internal controls over financial reporting were designed effectively as of June 30, 2011.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.